CUSIP No. 561063-10-8                                          Page 1 of 9 pages




                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                          MALAN REALTY INVESTORS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   561063-10-8
                                 (CUSIP Number)

                                 Peter T. Kross
                             248 Grosse Pointe Blvd.
                          Grosse Pointe Farms, MI 48236
                                 (313) 882-8604
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 12, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


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                                                               Page 2 of 9 pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Peter T. Kross

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [X]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    400,060 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        57,100 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         400,060 shares

                           10       Shared Dispositive Power
                                    57,100 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  457,160 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  8.8%

14       Type of Reporting Person
         IN


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                                                               Page 3 of 9 pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Richard J. Nelson

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [X]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    7,900 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        0 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         7,900 shares

                           10       Shared Dispositive Power
                                    0 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  7,900 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  0.2%

14       Type of Reporting Person
         IN


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                                                               Page 4 of 9 pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Margaret G. Kross

2        Check The Appropriate Box If a Member of a Group                 (a)[X]
                                                                          (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                      [X]

6        Citizenship or Place of Organization
                  United States

                           7        Sole Voting Power
                                    0 shares
Number of
Shares                     8        Shared Voting Power
Beneficially                        57,100 shares
Owned By
Each Reporting             9        Sole Dispositive Power
Person With                         0 shares

                           10       Shared Dispositive Power
                                    57,100 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  57,100 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                      [ ]

13       Percent of Class Represented By Amount in Row (11)
                  1.1%

14       Type of Reporting Person
         IN


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                                                               Page 5 of 9 pages

         This is Amendment No. 5 to a Schedule 13D (the "Original 13D") filed originally by Peter T. Kross ("Mr. Kross"). As of this Amendment, Richard J. Nelson ("Mr. Nelson") and Margaret G. Kross ("Mrs. Kross") are becoming joint filers of this Schedule 13D. The joint filing agreement of Mr. Kross, Mr. Nelson and Mrs. Kross is filed herewith as Exhibit 2.

         This Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of Malan Realty Investors, Inc. (the "Issuer"). The following items in the Original 13D are amended to read in their entirety as follows:

Item 2.  Identity and Background

         Mr. Kross is employed as a Senior Vice President of EVEREN Securities, Inc. ("Everen"), a securities broker-dealer the address of which is 114 Kercheval Avenue, Grosse Pointe Farms, MI 48236. Mr. Kross's residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236. Mr. Nelson is self-employed as a banking consultant, and his business address is 259 E. Michigan Avenue, Suite 405, Kalamazoo, MI 49007. Mrs. Kross is not employed and her residence address is 248 Grosse Pointe Boulevard, Grosse Pointe Farms, Michigan 48236.

         During the past five years, none of Mr. Kross, Mr. Nelson or Mrs. Kross has been convicted in a criminal proceeding (excluding traffic violations). During the past five years, none of Mr. Kross, Mr. Nelson or Mrs. Kross has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kross, Mr. Nelson and Mrs. Kross are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

         The amount of funds expended to date by Mr. Kross to acquire his shares as reported herein (including with respect to two trusts held for the benefit of Mr. Kross's and Mrs. Kross's minor children) is $6,112,744. Such funds were provided in part from Mr. Kross's personal funds and in part by loans from a margin account maintained by Mr. Kross with Everen. A copy of Mr. Kross's account agreement with Everen is attached as Exhibit 1. All of the marginable securities owned by Mr. Kross and held in his brokerage accounts with Everen (140,260 shares of the Issuer) are pledged as collateral for the repayment of margin loans made to Mr. Kross. The amount of funds expended to date by Mr. Nelson to acquire his shares as reported herein is $114,344. Such funds were provided from funds in an individual retirement account held by Mr. Nelson. The amount of funds expended to date by Mrs. Kross to acquire shares held in her IRA is $583,134. Such funds were provided from funds in an individual retirement account held by Mrs. Kross.
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                                                               Page 6 of 9 pages

Item 4.  Purpose of Transaction

         The goal of Mr. Kross, Mr. Nelson and Mrs. Kross is to profit from appreciation in the market price of the Common Stock. Mr. Kross expects to actively assert shareholder rights, in the manner described below, with the purpose to influence the policies of the Issuer.

         Mr. Kross intends to attempt to influence the Board of Directors to consider all possible strategic alternatives available to the Issuer in order to increase the market price of the Common Stock. Mr. Kross is interested in influencing the Issuer's Board of Directors to explore seriously, in consultation with independent financial advisors, possible means of improving the market price of the Common Stock, to the extent such options may not have already been fully explored.

         On August 16, 1999, Mr. Kross met with management of the Issuer. Mr. Kross indicated that he would be filing an amendment to the Original 13D to report that a change in his investment intent from that of passive investor to that outlined herein. Mr. Kross also informed the Issuer that in his opinion the Issuer should explore different strategies for maximizing shareholder value, including (a) hiring an investment banker to explore finding an acquiror for the Company, (b) consider selling properties owned by the Issuer and (c) consider using cash raised by the sale of properties owned by the Issuer to repurchase shares of the Issuer's stock. Mr. Kross also stated that he previously believed and still believes that the Issuer should eliminate its "poison pill." In addition, Mr. Kross asked that he or his representative be added immediately to the Board of Directors of the Issuer; management of the Issuer responded that the Issuer will reply soon to that request.

         Mr. Kross intends to continue to evaluate the Issuer and its business prospects and to consult with management of the Issuer, other shareholders of the Common Stock and other persons to further his objectives. Mr. Kross, Mr. Nelson and/or Mrs. Kross may make further purchases of shares of the Common Stock or may dispose of any or all of their shares of the Common Stock at any time. At present, and except as disclosed herein, none of Mr. Kross, Mr. Nelson or Mrs. Kross has any specific plans or proposals that relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Kross, Mr. Nelson and Mrs. Kross intend to continue to explore the options available to them. Mr. Kross, Mr. Nelson and Mrs. Kross may, at any time or from time to time, review or reconsider their position with respect to the Issuer and may formulate plans with respect to matters referred to in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a)-(b) Mr. Kross has sole voting and dispositive power over the 400,060 shares of Common Stock beneficially owned solely by Mr. Kross, constituting approximately 7.7% of the issued and outstanding shares of the Common Stock, based on the number of outstanding shares (5,170,670) reported on the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1999. Mr. Kross and Mrs. Kross share voting and dispositive power over the 57,100 shares held by Mrs. Kross in her IRA and in two trusts for the benefit of the minor children of Mr. Kross and Mrs. Kross, constituting approximately 1.1% of the issued and outstanding shares of the Common Stock. Mr. Nelson has sole voting and dispositive power over the 7,900 shares of Common Stock owned by Mr. Nelson, constituting approximately 0.2% of the issued and outstanding shares of the Common Stock.

         (c) The following transactions are the only purchases of the Common Stock made by Mr. Kross within the past sixty days, all of which were made in open market purchases:


------------------ ---------------------------------- --------------------------
       DATE                 NUMBER OF SHARES                COST PER SHARE
------------------ ---------------------------------- --------------------------
     6/23/99                     6,000                        $15.1875
------------------ ---------------------------------- --------------------------
     7/23/99                     1,000                          14.875
------------------ ---------------------------------- --------------------------
     7/27/99                     6,000                          14.875
------------------ ---------------------------------- --------------------------
      8/2/99                     5,000                           15.25
------------------ ---------------------------------- --------------------------
     8/12/99                    22,500                         15.0833
------------------ ---------------------------------- --------------------------
     8/16/99                     5,000                         15.1875
------------------ ---------------------------------- --------------------------

         The following transactions are the only purchases of the Common Stock made by Mr. Nelson within the past sixty days, all of which were made in open market purchases:


------------------ ---------------------------------- --------------------------
       DATE                 NUMBER OF SHARES                COST PER SHARE
------------------ ---------------------------------- --------------------------
      7/7/99                      400                          $14.9375
------------------ ---------------------------------- --------------------------
     7/12/99                     2,500                          15.0625
------------------ ---------------------------------- --------------------------


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         While they have not agreed between themselves to act jointly with respect to the voting and disposition of the shares of Common Stock owned by each of them, Mr. Nelson supports the goals of Mr. Kross as set forth in Item 4. In addition, Mr. Kross has retained Mr. Nelson, for a fee yet undetermined, to advise him with regard to Mr. Kross's activities regarding the Issuer and the Common Stock.

Item 7.  Material to be Filed as Exhibits.

         No.      Description
         ---      -----------

         1 Mr. Kross's margin account agreement with Prescott, Ball & Turben, Inc., the predecessor to Everen.*

         2        Joint Filing Agreement.

*Filed as an exhibit to the Original 13D.


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                                                               Page 8 of 9 pages


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    August 19, 1999

                                                     /s/ Richard J. Nelson
                                                     Richard J. Nelson


                                                     /s/ Peter T. Kross
                                                     Peter T. Kross


                                                     /s/ Margaret G. Kross
                                                     Margaret G. Kross


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                                                               Page 9 of 9 pages

                                                                       EXHIBIT 2

                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Schedule 13D to which this Joint Filing Agreement is being filed as an exhibit shall be a joint statement filed on behalf of each of the undersigned.


Date:    August 19, 1999

                                                     /s/ Richard J. Nelson
                                                     Richard J. Nelson


                                                     /s/ Peter T. Kross
                                                    Peter T. Kross


                                                     /s/ Margaret G. Kross
                                                     Margaret G. Kross